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                             April 14, 2022

       Jason L. Vollmer
       Chief Financial Officer
       MDU Resources Group, Inc.
       1200 West Century Avenue
       P.O. Box 5650
       Bismarck, North Dakota 58506

                                                        Re: MDU Resources
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-03480

       Dear Mr. Vollmer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Items 1 and 2. Business and Properties
       Construction Materials and Contracting, page 18

   1. Please revise to classify your mineral reserves into proven and probable categories as required by Item
1303(b)(3) of Regulation S-K.
   2. Please revise to include your measured, indicated, and inferred mineral resources, exclusive of mineral
reserves, as required by Item 1303(b)(3) of Regulation S-K.
       Management's Discussion and Analysis of Financial Condition and Results of Operation
       Non-GAAP Financial Measures, page 61

   3. You present the non-GAAP measure Adjusted gross margin on a segment basis here reconciled to segment
Operating income and on pages 36 and 38 reconciled to segment
 Jason L. Vollmer
MDU Resources Group, Inc.
April 14, 2022
Page 2
         Operating revenues. As a non-GAAP measure presented on a segment basis, it appears that Adjusted gross margin should be reconciled to the measure used by management to evaluate segment performance. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Also, the
         presentation on pages 36 and 38 appears to be inconsistent with Item 10(e)(1)(ii)(C) of
         Regulation S-K. Please revise your disclosure so that Adjusted gross margin is consistently reconciled to the most directly comparable GAAP-basis measure. In addition, revise the disclosures throughout your filing to present segment Operating income with equal or greater prominence when you present Adjusted gross margin as required by Item 10(e)(1)(i)(A) of Regulation S-K. With your response, please confirm that Operating income is your segment measure of profitability.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding the engineering comments.



FirstName LastNameJason L. Vollmer                          Sincerely,
Comapany NameMDU Resources Group, Inc.
                                                            Division of
Corporation Finance
April 14, 2022 Page 2                                       Office of Energy &
Transportation
FirstName LastName